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                     Securities and Exchange Commission,

                            Washington, D.C. 20549

                                 Schedule TO

          Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                           Strayer Education, Inc.
                      (Name of Subject Company (issuer))
                           Strayer Education, Inc.
                      (Name of Filing Person (Offeror))

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  863236105
                    (CUSIP Number of Class of Securities)

                                Harry Wilkins
                           Strayer Education, Inc.
                           8260 Patuxent Range Road
                                   Suite H
                               Jessup, MD 20794
                          Telephone: (301) 470-2269
                   (Name, address, and telephone numbers of
                     person authorized to receive notices
               and communications on behalf of filing persons)

                                  Copies to:
                             Walter G. Lohr, Jr.
                            Hogan & Hartson L.L.P.
                           111 South Calvert Street
                                  Suite 1600
                             Baltimore, MD 21202
                          Telephone: (410) 659-2676


                                Trevor Norwitz
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52 Street
                              New York, NY 10019

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                          Telephone: (212) 403-1000


                          CALCULATION OF FILING FEE

Transaction valuation: Not Applicable       Amount of filing fee: Not Applicable


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                     Information Concerning Participants


                  Strayer Education, Inc., its directors, executive officers and certain other members of management and employees may be soliciting proxies from Strayer stockholders. Additional information concerning the interests of such participants in the proposed transactions, if any, will be included in a proxy statement or statements and other relevant documents expected to be filed with the SEC by Strayer.


                  INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND THE TENDER OFFER STATEMENT RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT, TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED BY STRAYER WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT, TENDER OFFER STATEMENT AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM STRAYER. REQUESTS TO STRAYER MAY BE DIRECTED TO 8550 CINDER BED ROAD, POST OFFICE BOX 1310, NEWINGTON, VA 22122, ATTENTION: INVESTOR RELATIONS.